SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

News Release	February 2, 2006 at 10.00 GMT

Stora Enso Fourth Quarter and Full Year Results 2005

Proposed dividend unchanged at EUR 0.45 per share

Fourth Quarter Results

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s earnings per share were EUR 0.13 (EUR 0.08) excluding non-recurring items. Operating profit excluding non-recurring items rose by 13.8% to EUR 120.9 (EUR 106.2) million, which is 3.3% of sales. Profit before tax amounted to EUR 96.4 (EUR 93.0) million excluding non-recurring items. There were several non-recurring items in the fourth quarter related to the previously announced Profit 2007 and Asset Performance Review (APR) programmes. The non-recurring items totalled EUR -439.4 million, comprising EUR -285.8 million of write-downs, EUR -18.7 million of restructuring charges with immediate cash impact and EUR -134.9 million of provisions, mainly related to redundancies, which will have a cash impact mostly during 2006.

Sales at EUR 3 636.1 million were 13.0% higher than the previous quarter’s EUR 3 219.2 million. Cash flow from operations was EUR 169.7 (EUR 349.9) million and cash flow after investing activities EUR -109.7 (EUR 93.6) million. Cash earnings per share were EUR 0.50 (EUR 0.44) excluding non-recurring items.

EUR million	2004	2005	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05
Sales	12 395.8	13 187.5	3 241.9	3 144.9	3 187.3	3 219.2	3 636.1
EBITDA1)2)	1 508.4	1 487.4	332.7	388.8	298.4	388.6	411.6
Operating profit2)4)	426.7	357.5	66.9	112.7	17.7	106.2	120.9
Non-recurring items	369.7	-451.4	179.9	—	-12.0	—	-439.4
Operating margin2)4), %	3.4	2.7	2.1	3.6	0.6	3.3	3.3
Operating profit4)	796.4	-93.9	246.8	112.7	5.7	106.2	-318.5
Profit before tax and minority interests2)4)	359.6	273.1	48.7	83.6	0.1	93.0	96.4
Profit before tax and minority interests4)	729.3	-178.3	228.6	83.6	-11.9	93.0	-343.0
Net profit for the period4)	838.1	-126.3	174.4	60.0	-8.6	66.5	-244.2

EPS2), Basic, EUR	0.25	0.28	0.03	0.07	0.00	0.08	0.13
EPS, Basic, EUR	0.89	-0.16	0.18	0.07	-0.01	0.08	-0.31
CEPS2)3), EUR	1.67	1.70	0.38	0.41	0.35	0.44	0.50
ROCE2), %	3.0	3.1	1.6	4.1	0.6	3.7	4.1

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares
4)	The comparative figures exclude goodwill amortisation of EUR 90.3 million for 2004 and EUR 24 million for Q4/2004

Full year results

Full year sales increased by EUR 791.7 million to EUR 13 187.5 million, an increase of 6.4%. Operating profit, excluding non-recurring items, decreased by EUR 69.2 million to EUR 357.5 million. Earnings per share excluding non-recurring items increased by EUR 0.03 to EUR 0.28. Cash earnings per share were EUR 1.70 (EUR 1.67) excluding non-recurring items.

Cash flow from operations was EUR 1 057.0 (EUR 1 200.1) million and cash flow after investing activities EUR -88.3 (EUR 220.5) million.

Short-term Outlook

Commenting on the outlook, Stora Enso’s CEO Jukka Härmälä said, “In Europe a slight pick-up in advertising and direct marketing is expected to stimulate demand for advertising-driven papers. Demand for newsprint and magazine paper is good and forecast to grow moderately in 2006, with demand for SC paper in particular recovering following a weak 2005. Prices are expected to rise as a result of the year-end contract negotiations. The fine paper market is heading into a seasonally good first quarter and the demand outlook is favourable, which should support some price increases. In packaging board order books are good in most grades and demand is expected to remain firm with some price improvements. Demand for wood products is steady, but continuing oversupply in Europe is keeping the market challenging.”

In North America print advertising is forecast to remain healthy. However, increases in postal rates may have some negative impact on the growth in magazine and catalogue markets, and only modest demand growth is anticipated in magazine and coated fine paper. A further decline in newsprint demand is predicted. Prices are expected to remain firm in magazine and coated fine paper, and to improve in newsprint.

In Asia demand for coated fine paper is slowing following the normal seasonal pattern.

At Port Hawkesbury Mill in Canada labour negotiations have been ongoing for over 20 months. The machines have been at a standstill since 24 December 2005.As the negotiating parties could not reach an agreement, a lockout was declared on 26 January 2006.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

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Stora Enso Fourth Quarter and Full Year Results 2005

Summary of Fourth Quarter Results (compared with previous quarter)

•	Sales were EUR 3 636.1 (EUR 3 219.2) million.

•	Operating profit was EUR 120.9 (EUR 106.2) million excluding non-recurring items.

•	Profit before tax was EUR 96.4 (EUR 93.0) million excluding non-recurring items.

•	Earnings per share were EUR 0.13 (EUR 0.08) excluding non-recurring items.

•	Cash earnings per share were EUR 0.50 (EUR 0.44) excluding non-recurring items.

•	Non-recurring items totalled EUR -439.4 million.

In the fourth quarter market demand for publication paper in Europe was stronger than in the previous quarter. Prices were generally stable during the quarter. Producer inventories increased moderately. Fine paper demand was stronger than in the previous quarter and prices were stable. Demand for packaging boards remained good and some price increases were implemented. Markets for wood products were relatively stable and prices remained largely unchanged.

In North America demand was stronger than in the previous quarter in publication paper but weaker in coated fine paper. However, some of the previously announced price increases were implemented in the beginning of the fourth quarter and then maintained.

Paper and board deliveries totalled 3 752 000 tonnes, which is 317 000 tonnes more than the previous quarter’s 3 435 000 tonnes. Production increased by 54 000 tonnes from the previous quarter’s 3 772 000 tonnes to 3 826 000 tonnes. Deliveries of wood products totalled 1 706 000 cubic metres, which was 67 000 cubic metres more than the previous quarter’s 1 639 000 cubic metres.

EUR million	2004	2005	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05
Sales	12 395.8	13 187.5	3 241.9	3 144.9	3 187.3	3 219.2	3 636.1
EBITDA1)2)	1 508.4	1 487.4	332.7	388.8	298.4	388.6	411.6
Operating profit2)4)	426.7	357.5	66.9	112.7	17.7	106.2	120.9
Non-recurring items	369.7	-451.4	179.9	—	-12.0	—	-439.4
Operating margin2)4), %	3.4	2.7	2.1	3.6	0.6	3.3	3.3
Operating profit4)	796.4	-93.9	246.8	112.7	5.7	106.2	-318.5
Profit before tax and minority interests2)4)	359.6	273.1	48.7	83.6	0.1	93.0	96.4
Profit before tax and minority interests4)	729.3	-178.3	228.6	83.6	-11.9	93.0	-343.0
Net profit for the period4)	838.1	-126.3	174.4	60.0	-8.6	66.5	-244.2

EPS2), Basic, EUR	0.25	0.28	0.03	0.07	0.00	0.08	0.13
EPS, Basic, EUR	0.89	-0.16	0.18	0.07	-0.01	0.08	-0.31
CEPS2)3), EUR	1.67	1.70	0.38	0.41	0.35	0.44	0.50
ROCE2), %	3.0	3.1	1.6	4.1	0.6	3.7	4.1

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares
4)	The comparative figures exclude goodwill amortisation of EUR 90.3 million for 2004 and EUR 24 million for Q4/2004

Fourth Quarter Results (compared with previous quarter)

Sales at EUR 3 636.1 million were 13.0% higher than the previous quarter’s EUR 3 219.2 million. Higher volumes in all paper and board segments accounted for about 5 percentage points of the increase and consolidation of the German paper merchant Schneidersöhne Group for the whole quarter for about 8 percentage points.

Operating profit excluding non-recurring items rose by 13.8% to EUR 120.9 (EUR 106.2) million, which is 3.3% of sales. The main reason for the increase in profitability was higher sales volume partly offset by higher transportation, energy and maintenance-related costs. Operating profit increased in Publication Paper and Fine Paper, but decreased in all other segments. Operating profit includes a negative non-cash effect of EUR 2.0 million due to valuation of share-based compensation. The thirteen-day strike at Langerbrugge Mill, Belgium in November had a EUR 4.6 million negative impact on the fourth quarter results. The fair valuation of net assets related to the acquisition of Schneidersöhne Group led to a EUR 4.5 million lower contribution from fair valued inventory.

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There were several non-recurring items in the fourth quarter related to the previously announced Profit 2007 and Asset Performance Review (APR) programmes. The non-recurring items totalled EUR -439.4 million, comprising EUR -285.8 million of write-downs, EUR -18.7 million of restructuring charges with immediate cash impact and EUR -134.9 million of provisions, mainly related to redundancies, which will have a cash impact mostly during 2006.

The share of associated company results amounted to EUR 24.4 (EUR 11.8) million, due primarily to income from forest-holding associates in Finland and Sweden.

Net financial items were EUR -48.9 (EUR -25.0) million. Net interest rose to EUR -53.4 (EUR -43.8) million, mainly due to an increase in average net debt and no longer capitalising the interest cost of the Kvarnsveden Mill investment.. Net foreign exchange gains were EUR 1.2 (losses EUR 3.7) million. Other financial items totalled EUR 3.3 (EUR 22.5) million, mainly related to unrealised changes in fair values of financial instruments, including the option programmes.

Profit before tax amounted to EUR 96.4 (EUR 93.0) million excluding non-recurring items.

Net taxes totalled a positive EUR 98.8 (EUR -26.5) million, leaving a net loss for the quarter of EUR 244.2 million (EUR 66.5 million profit). The tax impact of the non-recurring items was a positive EUR 94.8 million. The profit attributable to minority shareholders was EUR 0.6 (EUR 0.1) million, leaving a loss of EUR 244.9 million attributable to Company shareholders.

Earnings per share were EUR 0.13 (EUR 0.08) excluding non-recurring items. Earnings per share including non-recurring items were EUR -0.31 (EUR 0.08).

The return on capital employed was 4.1% (3.7%) excluding non-recurring items. Capital employed was EUR 12 103.0 million on 31 December 2005, a net increase of EUR 363.2 million.

Capital Structure

EUR million	31 Dec 2004	30 Sep 2005	31 Dec 2005
Fixed assets	10 848.2	11 621.1	11 616.8
Working capital	1 301.3	1 635.2	1 761.1

Operating Capital	12 149.5	13 256.3	13 377.9
Net tax liabilities	-1 493.8	-1 516.5	-1 274.9

Capital Employed	10 655.7	11 739.8	12 103.0
Associated companies	568.1	687.9	719.9

Total	11 223.8	12 427.7	12 822.9

Shareholders’ equity	8 036.3	7 631.3	7 645.3
Minority interests	136.1	97.6	93.6
Interest-bearing net liabilities	3 051.4	4 698.8	5 084.0

Financing Total	11 223.8	12 427.7	12 822.9

Financing

Cash flow from operations was EUR 169.7 (EUR 349.9) million and cash flow after investing activities EUR -109.7 (EUR 93.6) million. Cash earnings per share were EUR 0.50 (EUR 0.44) excluding non-recurring items.

At the end of the period, interest-bearing net liabilities were EUR 5 084.0 million, an increase of EUR 385.2 million. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.1 billion.

Shareholders’ equity amounted to EUR 7.6 billion or EUR 9.70 (EUR 9.67) per share, compared with the market capitalisation on the Helsinki Stock Exchange on 31 December 2005 of EUR 9.3 billion.

The debt/equity ratio at 31 December 2005 was 0.66 (0.62). The currency effect on equity was EUR -14.6 million net of the hedging of equity translation risks.

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Cash Flow

EUR million	2004	Q3/05	Q4/05	2005
Operating profit	706.1	106.2	-318.5	-93.9
Adjustments	1 039.1	299.1	567.8	1 439.4
Change in working capital	-545.1	-55.4	-79.6	-288.5

Cash Flow from Operations	1 200.1	349.9	169.7	1 057.0
Capital Expenditure	-979.6	-256.3	-279.4	-1 145.3

Cash Flow After Investing Activities	220.5	93.6	-109.7	-88.3

Capital Expenditure for the Fourth Quarter and Full Year 2005

Capital expenditure for the fourth quarter totalled EUR 279.4 million, giving a total for the whole year of EUR 1 145.3 million, which was in line with depreciation for the year.

The main ongoing projects during the year were the new paper machine 12 at Kvarnsveden Mill (EUR 351.3 million), the Skoghall Energy 2005 project (EUR 88.1 million) and rebuilding paper machine 5 at Corbehem Mill (EUR 38.7 million).

During the quarter, Stora Enso signed an agreement with Gaofeng Forest—Pulp & Paper Company to purchase 34 000 ha of timber and land use rights in Guangxi, China. The Group also bought 37 000 ha of land for plantations in Southern Brazil and 20 000 ha in Uruguay during the year. A total of EUR 57.7 million was invested in purchasing land use rights and land during the year.

Fourth Quarter Events

In December it was decided to upgrade and modernise board machine 2 (BM2) at Fors Mill in Sweden to improve product quality and cost efficiency, and increase production flexibility. Capital expenditure on the project, which is scheduled to start in 2006 and be completed in 2007, will amount to EUR 35 million.

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Stora Enso Full Year Results 2005

Financial Results 2005 (compared with previous year)

Sales increased by EUR 791.7 million to EUR 13 187.5 million, an increase of 6.4%. Acquisition of the German paper merchant Schneidersöhne Group accounted for EUR 354.6 million of the increase; the remainder was due mainly to increased prices, partially offset by lower deliveries.

Operating profit, excluding non-recurring items, decreased by EUR 69.2 million to EUR 357.5 million. Operating profit was lower in all segments except Publication Paper and Fine Paper. The main reasons for the decrease in profits were lower sales volumes and higher variable costs, especially for transportation, wood and energy. However, higher product prices and decreased fixed costs had positive impacts on operating profit. The fair valuation of net assets related to the acquisition of Schneidersöhne Group led to a EUR 7.2 million lower contribution from fair valued inventory. The strengthening of the US dollar increased operating profit by EUR 33.6 million.

During the second and third quarters of 2005 there was a labour dispute in Finland. The labour dispute reduced operating profit by approximately EUR 150 million in the second quarter and by approximately EUR 40 million in the third quarter compared with full production. Two important achievements resulted from the dispute: the ability to continue production uninterrupted over Christmas and Midsummer, and new rules on outsourcing. The full benefits of these new opportunities will materialise over time.

In North America the Profit Enhancement Programme launched in 2002 was largely concluded. The targeted EBITDA improvement of USD 145 million was achieved. EBITDA for the full year 2005 for the North American operations was USD 275.8 million or EUR 221.6 million (USD 136.2 million or EUR 109.5 million in 2004). Operating profit in the second half offset the loss in the first half of the year. Cash flow after investing activities was USD 192.9 million or EUR 155.0 million (USD -69.4 million or EUR -55.8 million in 2004). Stora Enso merged its North American division into its global product divisions on 1 September 2005.

The Company launched a profitability improvement programme, Profit 2007, and an Asset Performance Review (APR) during 2005 to improve the competitiveness of its European production base. Profit 2007 has targeted an improvement in annual pre-tax profit of EUR 300 million from mid 2007 onwards. There were several non-recurring items in 2005 related to these two programmes. The non-recurring items totalled EUR -451.4 million, comprising EUR -297.8 million of write-downs, EUR -18.7 million of restructuring charges with immediate cash impact and EUR -134.9 million of provisions, mainly related to redundancies, which will have a cash impact mostly during 2006.

The share of results in associated companies amounted to EUR 67.2 (EUR 38.9) million, including EUR 56.5 million from Bergvik Skog and EUR 21.4 million from Tornator.

The direct contribution from the Veracel Pulp Mill joint venture is reflected in two places in Stora Enso’s Income Statement, divided between Fine Paper segment operating profit and share of result in associated companies.

Net financial items were EUR -151.6 (EUR -106.0) million. Net interest costs for the year totalled EUR -165.0 million, which is 3.7% of interest-bearing net liabilities and EUR 23.7 million more than for the previous year, mainly due to increased average indebtedness. Foreign exchange gains in financial items were EUR 14.4 (EUR -1.1) million. Other financial items totalled EUR -1.0 (EUR 36.4) million, mostly due to unrealised changes in fair values of financial instruments.

Profit before taxes and minority interests, excluding non-recurring items, amounted to EUR 273.1 (EUR 359.6) million.

Net taxes totalled a positive EUR 52.0 (EUR 108.8) million and the average tax rate was 29.1% (28.9%). The net loss for the year amounted to EUR 126.3 million (profit of EUR 747.8 million) and the profit attributable to minority shareholders was EUR 3.7 (EUR 8.1) million, leaving a loss of EUR 130.0 (profit of EUR 739.7) million attributable to Company shareholders.

Earnings per share excluding non-recurring items increased by EUR 0.03 to EUR 0.28. Earnings per share including non-recurring items were EUR -0.16 (EUR 0.89).

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The return on capital employed was 3.1% (3.0%) before non-recurring items. Capital employed was EUR 12 103.0 million at the end of the period, a net increase of EUR 1 447.3 million partly due to the acquisition of Schneidersöhne Group and increased inventories. The currency effect increased the capital employed by EUR 386.4 million.

Financing

Cash flow from operations was EUR 1 057.0 (EUR 1 200.1) million and cash flow after investing activities EUR -88.3 (EUR 220.5) million. Cash earnings per share were EUR 1.70 (EUR 1.67) excluding non-recurring items.

At the end of the year, interest-bearing net liabilities were EUR 5 084.0 million, up EUR 2 032.6 million mainly due to weak cash flow, acquisitions and share buy-backs. The currency effect increased the interest-bearing net liabilities by EUR 353.2 million.

The debt/equity ratio at 31 December 2005 was 0.66 (0.38). The currency effect on equity was EUR 91.6 million net of the hedging of equity translation risks. Share buy-backs decreased equity by EUR 344.7 (EUR 198.6) million during the year.

Inspections by Competition Authorities

There have been no new material developments concerning the inspections. In May 2004 Stora Enso was the subject of inspections carried out by the European Commission and the Finnish Competition Authority at locations in Europe and received subpoenas issued by the US Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the USA. The investigations by the authorities in both Europe and the USA are at a fact-finding stage only and no formal allegations have been made against the Group or any of its employees. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA. No provision has been made.

Changes in Group Composition

In March Stora Enso Timber acquired the remaining 34% shareholding in the Estonian Stora Enso Timber AS, formerly AS Sylvester, and thus gained 100% ownership of the company. The debt-free purchase price was EUR 42 million.

Also in March Stora Enso acquired UPM’s 29% minority shareholding in Corenso United Oy Ltd and thus gained 100% ownership of the company.

In April the previously announced acquisition of the French paper merchant Papeteries de France (“PdF”) was closed. The debt-free purchase price was EUR 17 million.

In September Stora Enso finalised its previously announced acquisition of the German paper merchant Schneidersöhne Group. The debt-free purchase price was EUR 442 million.

Changes in Organisational Structure

In March Stora Enso announced a change to its organisational structure. The new organisation focuses on broadening the experience of a number of key managers, reducing the number of management levels within Stora Enso, expanding in emerging markets and developing global product divisions. The new organisation structure took effect from 1 May 2005.

Stora Enso merged its North American division into its global product divisions in order to streamline its organisational structure with effect from 1 September 2005.

Changes in Executive Management Group (EMG)

Björn Hägglund, Deputy CEO, retired on 1 June 2005.

Stora Enso modified its Corporate Governance on 1 June 2005. The specific role of Deputy CEO was discontinued; the Chief Financial Officer (CFO) acts as deputy to the CEO.

Hannu Ryöppönen was appointed CFO and Senior Executive Vice President, Finance, Accounting, Legal Affairs and Investor Relations and member of the EMG as of 1 September 2005. He succeeded Esko Mäkeläinen, who retired at the end of the year.

Kai Korhonen, previously head of the Paper product area, was appointed Senior Executive Vice President, Stora Enso Packaging Boards as of 1 May 2005. He continued to be a member of the EMG.

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Pekka Laaksonen, previously head of the Packaging Boards product area, was appointed Senior Executive Vice President, Stora Enso Fine Paper as of 1 May 2005. He continued to be a member of the EMG.

Arno Pelkonen, previously head of Forest Products, was appointed Senior Executive Vice President, Strategy and Emerging Markets as of 1 May 2005. He continued to be a member of the EMG until he announced his resignation from Stora Enso on 12 January 2006.

Jussi Huttunen, previously head of Fine Paper, was appointed Senior Executive Vice President, Market Services as of 1 May 2005. He continued to be a member of the EMG.

Elisabet Salander Björklund, previously head of Wood Supply, was appointed Senior Executive Vice President, Stora Enso Forest Products and member of the EMG as of 1 May 2005.

Christer Ågren, previously head of Corporate Human Resources and TQM, was appointed Senior Executive Vice President, IT, HR and Business Excellence and member of the EMG as of 1 May 2005.

Lars Bengtsson, Senior Executive Vice President of Stora Enso’s North American operations and member of the Stora Enso Executive Management Group, retired on 31 December 2005.

Personnel

The average number of employees increased by 2 387 persons during the year to 46 166. The largest decrease was in Finland and the largest increase in Germany due to the acquisition of Schneidersöhne Group. On 31 December 2005 there were 46 664 employees, 1 357 more than at the end of 2004.

Share Capital

During the year 2005 a total of 42 600 A shares and 31 857 600 R shares, with a combined nominal value of EUR 54.2 million, were repurchased by the Company, representing 3.9% of the shares and 1.3% of the voting rights. The average price paid for A shares was EUR 10.83 and for R shares EUR 10.82.

The Annual General Meeting (AGM) of Stora Enso Oyj on 22 March 2005 decided to lower the Company’s share capital by EUR 41.3 million through the cancellation of 16 300 A shares and 24 250 000 R shares. These shares had been repurchased at a cost of EUR 265.7 million, under the authorisation of the 2004 AGM, and the reduction in share capital was registered in the Finnish Trade Register on 31 March 2005.

The 2005 AGM also authorised the Board to repurchase and dispose of not more than 17 900 000 A shares and 62 150 000 R shares in the Company. The repurchases started on 30 March 2005 and by 31 December 2005 the Company had repurchased a total of 38 600 A shares at an average price of EUR 10.74 and 23 164 400 R shares at an average price of EUR 10.59 under the new authorisation.

By 31 December 2005 the Company had allocated 29 079 of the repurchased R shares under the terms of the Stora Enso North America Option Plan.

During the year a total of 872 445 A shares were converted into R shares. The latest conversion was recorded in the Finnish Trade Register on 15 December 2005.

At the year end Stora Enso had 178 159 778 A shares and 634 817 321 R shares in issue, of which the Company held 38 600 A shares and 24 373 452 R shares with a nominal value of EUR 41.5 million. The holding represents 3.0% of the Company’s share capital and 1.0% of the voting rights.

Events after the Period

On 5 January Stora Enso announced that after the detailed due diligence process it had decided to withdraw from the project in consumer board production in China announced in August 2005.

Short-term Outlook

In Europe a slight pick-up in advertising and direct marketing is expected to stimulate demand for advertising-driven papers. Demand for newsprint and magazine paper is good and forecast to grow moderately in 2006, with demand for SC paper in particular recovering following a weak 2005. Prices are expected to rise as a result of the year-end contract negotiations. The fine paper market is heading into a seasonally good first quarter and the demand outlook is favourable, which should support some price increases. In packaging board order books are good in most grades and demand is expected to remain firm with some price improvements. Demand for wood products is steady, but continuing oversupply in Europe is keeping the market challenging.

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In North America print advertising is forecast to remain healthy. However, increases in postal rates may have some negative impact on the growth in magazine and catalogue markets, and only modest demand growth is anticipated in magazine and coated fine paper. A further decline in newsprint demand is predicted. Prices are expected to remain firm in magazine and coated fine paper, and to improve in newsprint.

In Asia demand for coated fine paper is slowing following the normal seasonal pattern.

At Port Hawkesbury Mill in Canada labour negotiations have been ongoing for over 20 months. The machines have been at a standstill since 24 December 2005.As the negotiating parties could not reach an agreement, a lockout was declared on 26 January 2006.

Annual General Meeting

The Annual General Meeting will be held at 16.00 (Finnish time) on Tuesday 21 March 2006 at the Marina Congress Center, Katajanokanlaituri 6, Helsinki, Finland.

Proposals to the Annual General Meeting

Authorisation to repurchase shares

The Board of Directors will propose to the Annual General Meeting cancellation of the shares held by the Company and seek a new authorisation to repurchase shares.

Auditor

Shareholders representing more than 50% of the votes in the Stora Enso Oyj have confirmed that they will propose to the AGM that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as auditor of the Company until the end of the following AGM.

Distribution of Dividend

The Board of Directors will propose to the Annual General Meeting that a dividend of EUR 0.45 per share be paid for the financial year ending 31 December 2005. If the proposal is approved, the dividend payment will be issued on 5 April 2006 to shareholders entered on the dividend record date of 24 March 2006 in the register of shareholders maintained by the Finnish Central Securities Depository, Swedish VPC and Deutsche Bank Trust Company Americas.

New Board Member

The Nomination Committee will propose to the Annual General Meeting that Ms Dominique Hériard Dubreuil be elected as a new member of the Board of Directors. Mr Harald Einsmann is not seeking re-election.

This report is unaudited.

Helsinki, 2 February 2006

Stora Enso Oyj

Board of Directors

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Segments (compared with the previous quarter)

Publication Paper

EUR million	2004	2005	Q1/05	Q2/05	Q3/05	Q4/05	Change % Q4/Q3
Sales	4 621.4	4675.9	1 104.4	1 125.3	1 166.0	1 280.2	9.8
Operating profit*	104.6	193.3	21.6	31.5	67.9	72.3	6.5
% of sales	2.3	4.1	2.0	2.8	5.8	5.6
ROOC, %**	2.4	4.4	2.0	2.8	5.9	6.4
Deliveries, 1 000 t	7 315	7 008	1 685	1 708	1 734	1 881	8.5
Production, 1 000 t	7 317	7 087	1 759	1 587	1 849	1 892	2.3

*	Excluding non-recurring items and goodwill amortisation ** ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 280.2 million, 10% up on the previous quarter due to the traditional year-end seasonal peak in sales and the further strengthening of the US dollar. Operating profit was EUR 72.3 million, slightly up on the previous quarter, as the positive effect of substantially higher deliveries was almost offset by higher variable costs resulting from energy price increases.

In Europe demand for newsprint and coated magazine paper in the fourth quarter was higher than in the previous quarter but slightly lower than in the fourth quarter of 2004, whereas demand for uncoated magazine paper was higher than in both these quarters. Shipments to overseas are recovering and capacity utilisation has improved. Producer inventories were low. Prices remained stable.

In North America demand for uncoated and coated magazine paper remained healthy but started levelling off towards the end of the quarter following the normal seasonal pattern. Demand for newsprint was stronger than in the previous quarter but clearly weaker than in the fourth quarter of 2004. Coated magazine paper inventories were high. Newsprint and uncoated magazine paper prices rose.

In Europe industry order books are modest in coated magazine paper but strong in all other publication paper grades according to industry statistics. The predicted healthy growth in the global economy in 2006 should stimulate demand for advertising-driven paper grades and support the price rises underway.

In North America the market for magazine paper is expected to remain firm at unchanged prices. A newsprint price increase in February has been announced.

Fine Paper

EUR million	2004	2005	Q1/05	Q2/05	Q3/05	Q4/05	Change % Q4/Q3
Sales	2 668.8	2 690.3	708.7	618.3	625.4	737.9	18.0
Operating profit*	54.5	62.2	48.1	-13.6	-1.2	28.9	N/A
% of sales	2.0	2.3	6.8	-2.2	-0.2	3.9
ROOC, %**	1.9	2.2	6.8	-1.9	-0.2	4.2
Deliveries, 1 000 t	3 596	3 521	960	808	811	942	16.2
Production, 1 000 t	3 727	3 554	943	715	914	982	7.4

*	Excluding non-recurring items and goodwill amortisation ** ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 737.9 million, up 18% on the previous quarter due to higher volume as the previous quarter was still impacted by the labour dispute. Operating profit was EUR 28.9 million, up EUR 30.1 million on the previous quarter due to increased sales.

In Europe demand for fine paper strengthened in the fourth quarter and during the year, with total demand in 2005 higher than in 2004. Prices were stable. Supply chain inventories were normal at the end of the year.

In North America demand for coated fine paper was slightly weaker than in the previous quarter and a year ago, and total demand in 2005 was less than in 2004. Deliveries by local producers increased as imports from overseas decreased. Inventories were normal. Coated fine paper prices rose slightly during the quarter, ending higher than a year ago.

In Asia coated fine paper demand and prices were stable during the quarter.

Economic growth should stimulate demand for fine paper in North America and Europe in the first quarter.

10(20)

Merchants

Merchant sales were EUR 478.5 million, up 62% on the previous quarter due to the acquisition of Schneidersöhne. Operating loss was EUR 1.9 million, a deterioration of EUR 2.8 million on the previous quarter due to the lower contribution of fair valued inventory related to the acquisition of Schneidersöhne amounted to EUR 4.5 million. Extensive integration of the recent acquisitions is in progress.

Packaging Boards

EUR million	2004	2005	Q1/05	Q2/05	Q3/05	Q4/05	Change % Q4/Q3
Sales	3 053.4	3 190.2	794.5	768.2	788.7	838.8	6.4
Operating profit*	271.3	220.0	72.0	11.9	73.5	62.6	-14.8
% of sales	8.9	6.9	9.1	1.5	9.3	7.5
ROOC, %**	9.0	7.3	9.3	1.5	9.6	8.3
Deliveries, 1 000 t	3 499	3 621	929	873	890	929	4.4
Production, 1 000 t	3 475	3 678	1 002	715	1 009	952	-5.6

*	Excluding non-recurring items and goodwill amortisation **ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 838.8 million, up 6% on the previous quarter as sales volumes rose. Operating profit was EUR 62.6 million, down 15% on the previous quarter because production volumes were lower and costs higher due to scheduled maintenance.

Demand has generally been good with some price increases.

Demand is forecast to remain firm for most products .The order book is good in most grades.

Wood Products

EUR million	2004	2005	Q1/05	Q2/05	Q3/05	Q4/05	Change % Q4/Q3
Sales	1 566.8	1 588.3	366.9	433.7	398.0	389.7	-2.1
Operating profit*	34.7	-3.1	-4.0	9.9	-1.8	-7.2	N/M
% of sales	2.2	-0.2	-1.1	2.3	-0.5	-1.8
ROOC, %**	5.2	-0.5	-2.3	5.5	-1.0	-4.2
Deliveries, 1 000 t	6 664	6 741	1 541	1 855	1 639	1 706	4.1

*	Excluding non-recurring items and goodwill amortisation **ROOC = 100% x Operating profit/Operating capital

Wood product sales were EUR 389.7 million, down 2% on the previous quarter following seasonal trends in product mix and invoicing via distribution companies. Operating loss was EUR 7.2 million, a deterioration of EUR 5.4 million on the previous quarter due to generally poor operating conditions, particularly high raw material costs and seasonal maintenance stoppages in Central Europe. Several restructuring initiatives to improve efficiency are ongoing.

Demand is expected to remain steady in Japan and most of Europe. In the USA the outlook is good in the short term, but may weaken as the housing market cools. Suppliers’ margins will remain under pressure due to rising wood raw material, energy and ocean freight costs, and continuing oversupply in Europe.

Wood Supply

Deliveries to the Group’s mills in Finland, Sweden, the Baltic States, Russia and Continental Europe totalled 10.4 million cubic metres, up 7% on the previous quarter mainly due to more stable production in Finnish pulp and paper mills. Operating loss excluding non-recurring items was EUR 3.7 million (EUR 0.3 million).

Stocks of short-fibre pulpwood declined to more normal levels, but the oversupply of coniferous pulpwood persisted. The supply of sawlogs was tight in some mills in Continental Europe, and stocks in the Baltic States decreased from high levels.

11(20)

Financials

Key Ratios	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05	Q3/05	Q4/05	2005
Earnings per share (basic), EUR	0.49	0.06	0.16	0.18	0.89	0.07	-0.01	0.08	-0.31	-0.16
Earnings per share excl. non-recurring items, EUR	0.06	0.06	0.10	0.03	0.25	0.07	0.00	0.08	0.13	0.28
Cash earnings per share (CEPS), EUR	0.55	0.43	0.51	0.54	2.02	0.41	0.35	0.44	0.42	1.62
CEPS excl. non-recurring items, EUR	0.41	0.43	0.45	0.38	1.67	0.41	0.35	0.44	0.50	1.70

Return on capital employed (ROCE), %	7.9	2.2	7.6	8.3	6.3	4.1	0.2	3.7	-10.7	-0.8
ROCE excl. non-recurring items, %	3.7	2.2	4.9	1.6	3.0	4.1	0.6	3.7	4.1	3.1
Return on equity (ROE), %	20.6	2.7	6.6	7.4	9.2	3.0	-0.4	3.5	-12.6	-1.6
Debt/equity ratio	0.39	0.42	0.42	0.38	0.38	0.51	0.58	0.62	0.66	0.66
Equity per share, EUR	9.46	9.54	9.70	9.80	9.80	9.46	9.46	9.67	9.70	9.70
Equity ratio, %	47.7	48.2	48.5	49.8	49.8	45.8	45.0	43.2	42.8	42.8

Operating profit, % of sales	7.3	1.9	6.8	6.9	5.7	3.6	0.2	3.3	-8.8	-0.7
Operating profit excl. non-recurring items, % of sales	3.4	1.9	4.3	1.3	2.7	3.6	0.6	3.3	3.3	2.7
Capital expenditure, EUR million	216.1	281.1	268.1	214.3	979.6	356.6	253.0	256.3	279.4	1 145.3
Capital expenditure, % of sales	7.2	9.1	8.8	6.6	7.9	11.3	7.9	8.0	7.7	8.7
Capital employed, EUR million	10 564	10 816	10 830	10 656	10 656	11 119	11 273	11 740	12 103	12 103
Interest-bearing net liabilities, EUR million	3 105	3 356	3 343	3 052	3 052	3 928	4 340	4 699	5 084	5 084

Average number of employees	42 446	43 795	44 045	43 779	43 779	44 870	45 670	46 418	46 166	46 166
Average number of shares (million)
periodic	835.3	831.8	826.3	822.0	828.8	816.3	800.0	790.5	788.6	798.7
cumulative	835.3	833.6	831.1	828.8	828.8	816.3	808.1	802.1	798.7	798.7
cumulative, diluted	836.0	834.4	831.9	829.4	829.4	816.9	808.7	802.6	799.2	799.2

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 2004	31 Dec 2005	31 Dec 2004	31 Dec 2005
SEK	9.0206	9.3885	9.1253	9.2824
USD	1.3621	1.1797	1.2440	1.2446
GBP	0.7051	0.6853	0.6786	0.6839
CAD	1.6416	1.3725	1.6166	1.5087

12(20)

Condensed Consolidated Income Statement

EUR million	2004	2005
Sales	12 395.8	13 187.5
Other operating income	180.7	87.1
Materials and services	-6 561.5	-7 239.3
Freight and sales commissions	-1 367.8	-1 493.0
Personnel expenses	-1 937.3	-2 216.6
Other operating expenses	-831.8	-991.9
Depreciation and impairment	-1 172.0	-1 427.7

Operating Profit	706.1	-93.9
Share of results of associated companies	38.9	67.2
Net financial items	-106.0	-151.6

Profit before Tax	639.0	-178.3
Income tax	108.8	52.0

Net Profit for the Period	747.8	-126.3

Attributable to:
Company shareholders	739.7	-130.0
Minority interests	8.1	3.7

	747.8	-126.3

Key Ratios
Basic earnings per share, EUR	0.89	-0.16
Diluted earnings per share, EUR	0.89	-0.16

13(20)

Condensed Consolidated Cash Flow Statement

EUR million	2004	2005
Cash Flow from Operating Activities
Operating profit	706.1	-93.9
Adjustments	1 039.1	1 439.4
Change in disability pension scheme	-179.9
Change in net working capital	-365.2	-288.5
Change in short-term interest-bearing receivables	444.3	9.8

Cash Flow Generated by Operations	1 644.4	1 066.8
Net financial items	-124.8	-117.5
Income taxes paid	-114.2	-209.0

Net Cash Provided by Operating Activities	1 405.4	740.3

Cash Flow from Investing Activities
Acquisitions of group companies	-176.4	-323.9
Acquisitions of associated companies	-250.4	-55.7
Proceeds from sale of fixed assets and shares	253.9	104.9
Capital expenditure	-979.6	-1 145.3
Proceeds from the long-term receivables, net	-182.5	98.3

Net Cash Used in Investing Activities	-1 335.0	-1 321.7

Cash Flow from Financing Activities
Change in long-term liabilities	1 261.2	671.3
Change in short-term borrowings	-694.4	674.9
Dividends paid	-375.7	-365.3
Minority dividends	-1.9	-0.2
Options exercised	1.6	0.0
Purchase of own shares	-198.6	-344.7

Net Cash Used in Financing Activities	-10.8	636.0

Net Increase in Cash and Cash Equivalents	59.6	54.6
Cash and bank in acquired companies	45.9	10.3
Cash and bank in sold companies	-29.5	0.0
Translation differences on cash holdings	-3.2	12.2
Cash and bank at the beginning of period	201.5	274.3

Cash and Cash Equivalents at Period End	274.3	351.4

Acquisitions of Subsidiary Companies
Cash and cash equivalents	45.9	10.3
Working capital	44.0	171.4
Operating fixed assets	183.3	274.3
Interest bearing assets	0.7	0.0
Tax liabilities	-19.2	-59.8
Interest bearing liabilities	-11.4	-274.6
Non-cash share exchange	-3.9	-5.0
Minority interests	-69.9	93.3

Fair value of net assets	169.5	209.9
Goodwill	6.9	114.0

Total Purchase Consideration	176.4	323.9

Transaction Risk and Hedges in 2005

EUR million	EUR	USD	GBP	SEK	CAD	JPY	Other	Total
Sales	6 500	3 400	800	1 200	100	200	1 000	13 200
Costs	-6 500	-1 900	-200	-2 100	-200	0	-800	-11 700

Net operating cash flow	0	1 500	600	-900	-100	200	200	1 500

Transaction hedges as at 31 Dec.		601	147	-553	0	68
Hedging percentage as at 31 Dec.		40.1%	24.5%	61.4%	0.0%	34.0%
Average hedging percentage during 2005		31.7%	19.9%	26.6%	21.2%	41.9%

14(20)

Condensed Consolidated Balance Sheet

Assets

EUR million		31 Dec 2004	31 Dec 2005
Fixed and Other Long-term Assets
Fixed assets	O	10 650.8	11 092.7
Biological assets	O	64.6	76.8
Emission rights	O	0.0	43.7
Investment in associated companies	I	568.1	719.9
Listed securities	I	220.1	211.6
Unlisted shares	O	132.8	403.6
Non-current loan receivables	I	233.1	127.6
Deferred tax assets	T	11.4	72.2
Other non-current assets	O	210.5	269.4

		12 091.4	13 017.5

Current Assets
Inventories	O	1 771.3	2 150.5
Tax receivables	T	160.9	108.5
Operative receivables	O	1 865.3	2 157.9
Interest-bearing receivables	I	248.7	309.2
Cash and cash equivalents	I	274.3	351.4

		4 320.5	5 077.5

Total Assets		16 411.9	18 095.0

Shareholders’ Equity and Liabilities

EUR million		31 Dec 2004	31 Dec 2005
Shareholders’ equity		8 036.3	7 645.3
Minority interests		136.1	93.6

Total Equity		8 172.4	7 738.9

Long-term Liabilities
Pension provisions	O	637.8	494.0
Other provisions	O	60.9	142.6
Deferred tax liabilities	T	1 314.6	1 076.2
Long-term debt	I	3 328.1	4 353.9
Long-term operative liabilities	O	174.0	204.7

		5 515.4	6 271.4

Current Liabilities
Current portion of long-term debt	I	102.1	385.0
Interest-bearing liabilities	I	597.4	1 345.0
Operative liabilities	O	1 673.1	1 975.4
Tax liabilities	T	351.5	379.3

		2 724.1	4 084.7

Total Liabilities		8 239.5	10 356.1

Total Shareholders’ Equity and Liabilities		16 411.9	18 095.0

Items designated with “O” are included in operating capital.

Items designated with “I” are included in interest-bearing net liabilities.

Items designated with “T” are included in the tax liability.

15(20)

Statement of Changes in Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 31 December 2003	1 469.3	1 237.4	-258.0	114.6	-197.1	5 702.7	8 068.9
Restatement of opening balance Finnish Statutory Pension Scheme	—	—	—	—	—	-130.8	-130.8

Balance at 1 January 2004 (restated)	1 469.3	1 237.4	-258.0	114.6	-197.1	5 571.9	7 938.1
Repurchase of Stora Enso Oyj shares	—	—	-198.6	—	—	—	-198.6
Cancellation of Stora Enso Oyj shares	-47.3	-228.5	275.8	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-375.7	-375.7
Options exercised	1.3	0.3	—	—	—	—	1.6
Net profit for the period	—	—	—	—	-11.7	739.7	728.0
OCI entries	—	—	—	-47.0	—	—	-47.0
Translation adjustment	—	—	—	—	-10.1	—	-10.1

Balance at 31 December 2004	1 423.3	1 009.2	-180.8	67.6	-218.9	5 935.9	8 036.3
Repurchase of Stora Enso Oyj shares	—	—	-344.7	—	—	—	-344.7
Cancellation of Stora Enso Oyj shares	-41.2	-224.4	265.6	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-365.3	-365.3
Buy-out of minority interests	—	—	—	—	—	-43.2	-43.2
Net profit for the period	—	—	—	—	0.2	-130.0	-129.8
OCI entries	—	—	—	400.4	—	—	400.4
Translation adjustment	—	—	—	—	91.6	—	91.6

Balance at 31 December 2005	1 382.1	784.8	-259.9	468.0	-127.1	5 397.4	7 645.3

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2004	2005
Carrying value at 1 January	12 535.3	10 715.4
Acquisition of subsidiary companies	190.2	388.3
Additions	975.1	1 129.6
Additions in biological assets, IAS 41	4.5	15.7
Disposals	-1 635.3	—
Depreciation, amortisation and impairment	-1 172.0	-1 427.7
Translation difference and other	-182.4	391.9

Balance Sheet Total	10 715.4	11 213.2

Borrowings

EUR million	2004	2005
Non-current borrowings	3 328.1	4 353.9
Current borrowings	699.5	1 730.0

	4 027.6	6 083.9

Carrying value at 1 January	5 174.2	4 027.6
Debt acquired with new subsidiaries	11.4	274.6
Debt disposed with sold subsidiaries	-1 518.8	0.0
Proceeds from / payments of borrowings (net)	552.5	1 346.2
Translation difference and other	-191.7	435.5

Total Borrowings	4 027.6	6 083.9

16(20)

Commitments and Contingencies

EUR million	31 Dec 2004	31 Dec 2005
On Own Behalf
Pledges given	0.8	1.1
Mortgages	118.8	212.8
On Behalf of Associated Companies
Mortgages	0.8	0.8
Guarantees	209.3	359.3
On Behalf of Others
Pledges given	0.0	0.0
Mortgages	0.0	0.0
Guarantees	6.8	13.7
Other Commitments, Own
Leasing commitments, in next 12 months	32.6	36.9
Leasing commitments, after next 12 months	159.2	145.4
Pension liabilities	2.2	0.7
Other commitments	92.5	97.6

Total	623.0	868.3

Pledges given	0.8	1.1
Mortgages	119.6	213.6
Guarantees	216.1	373.0
Leasing commitments	191.8	182.3
Pension liabilities	2.2	0.7
Other commitments	92.5	97.6

Total	623.0	868.3

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 2004		31 Dec 2005
	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	151.3	121.9	-33.8	88.1
Interest rate options	1.0	1.4	- 3.3	-1.9
Cross-currency swaps	-11.6	0.0	- 6.5	-6.5
Forward contracts	89.5	7.4	-37.9	-30.5
FX options	1.8	4.5	-10.2	-5.7
Commodity contracts	23.6	134.3	- 4.7	129.6
Equity swaps	-11.4	27.5	-29.3	-1.8

Total	244.2	297.0	-125.7	171.3

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 2004	31 Dec 2005
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	66.5	620.1
Maturity 2–5 years	953.4	1 000.6
Maturity 6–10 years	1 469.9	1 738.3

	2 489.8	3 359.0
Interest rate options	198.4	673.8

Total	2 688.2	4 032.8

Foreign Exchange Derivatives
Cross-currency swap agreements	102.7	72.3
Forward contracts	2 479.8	2 442.1
FX Options	588.3	1 071.3

Total	3 170.8	3 585.7

Commodity Derivatives
Commodity contracts	442.7	391.0

Total	442.7	391.0

Equity swaps
Equity swaps	359.5	408.5

Total	359.5	408.5

17(20)

Sales by Segment

EUR million	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05	Q3/05	Q4/05	2005
Publication Paper	1 076.9	1 130.9	1 144.3	1 269.3	4 621.4	1 104.4	1 125.3	1 166.0	1 280.2	4 675.9
Fine Paper	664.1	651.3	674.7	678.7	2 668.8	708.7	618.3	625.4	737.9	2 690.3
Merchants	160.3	148.5	145.7	183.4	637.9	182.1	217.4	295.2	478.5	1 173.2
Packaging Boards	764.7	777.9	742.6	768.2	3 053.4	794.5	768.2	788.7	838.8	3 190.2
Wood Products	373.1	419.2	388.5	386.0	1 566.8	366.9	433.7	398.0	389.7	1 588.3
Wood Supply	634.9	621.4	568.3	657.0	2 481.6	674.7	563.2	612.4	651.6	2 501.9
Other	-656.1	-646.3	-631.0	-700.7	-2 634.1	-686.4	-538.8	-666.5	-740.6	-2 632.3

Total Sales	3 017.9	3 102.9	3 033.1	3 241.9	12 395.8	3 144.9	3 187.3	3 219.2	3 636.1	13 187.5

Operating Profit by Segment excluding Non-recurring items and Goodwill Amortisation

EUR million	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05	Q3/05	Q4/05	2005
Publication Paper	14.8	6.9	44.4	38.5	104.6	21.6	31.5	67.9	72.3	193.3
Fine Paper	12.4	-2.2	30.4	13.9	54.5	48.1	-13.6	-1.2	28.9	62.2
Merchants	3.3	2.4	1.6	3.9	11.2	2.7	1.6	0.9	-1.9	3.3
Packaging Boards	82.3	64.6	84.8	39.6	271.3	72.0	11.9	73.5	62.6	220.0
Wood Products	11.4	21.3	10.9	-8.9	34.7	-4.0	9.9	-1.8	-7.2	-3.1
Wood Supply	31.3	3.3	3.1	-5.4	32.3	3.1	-10.9	-0.3	-3.7	-11.8
Other	-29.4	-15.9	-21.9	-14.7	-81.9	-30.8	-12.7	-32.8	-30.1	-106.4

Operating Profit excl. Goodwill Amortisation	126.1	80.4	153.3	66.9	426.7	112.7	17.7	106.2	120.9	357.5

Goodwill amortisation	-22.7	-21.9	-21.7	-24.0	-90.3	—	—	—	—	—
Non-recurring items	115.7	—	74.1	179.9	369.7	—	-12.0	—	-439.4	-451.4

Operating Profit (IFRS)	219.1	58.5	205.7	222.8	706.1	112.7	5.7	106.2	-318.5	-93.9
Net financial items	-20.3	-26.2	-27.0	-32.5	-106.0	-43.1	-34.6	-25.0	-48.9	-151.6
Associated companies	-2.3	16.7	10.2	14.3	38.9	14.0	17.0	11.8	24.4	67.2
Profit before Tax and Minority Interests	196.5	49.0	188.9	204.6	639.0	83.6	-11.9	93.0	-343.0	-178.3
Income tax expense	214.6	5.0	-56.6	-54.2	108.8	-23.6	3.3	-26.5	98.8	52.0

Net Profit	411.1	54.0	132.3	150.4	747.8	60.0	-8.6	66.5	-244.2	-126.3

Non-recurring Items by Segment

EUR million	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05	Q3/05	Q4/05	2005
Publication Paper	—	—	30.8	45.6	76.4	—	—	—	-201.6	-201.6
Fine Paper	—	—	29.9	37.0	66.9	—	—	—	-40.8	-40.8
Merchants	—	—	—	0.8	0.8	—	—	—	-7.9	-7.9
Packaging Boards	—	—	11.6	67.0	78.6	—	—	—	-144.4	-144.4
Wood Products	—	—	—	16.4	16.4	—	-12.0	—	-41.2	-53.2
Wood Supply	115.7	—	—	10.6	126.3	—	—	—	-3.5	-3.5
Other	—	—	1.8	2.5	4.3	—	—	—	—	—

Total Non-recurring Items	115.7	—	74.1	179.9	369.7	—	-12.0	—	-439.4	-451.4

18(20)

Operating Profit by Segment

EUR million	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05	Q3/05	Q4/05	2005
Publication Paper	14.8	6.9	75.2	84.1	181.0	21.6	31.5	67.9	-129.3	-8.3
Fine Paper	12.4	-2.2	60.3	50.9	121.4	48.1	-13.6	-1.2	-11.9	21.4
Merchants	3.3	2.4	1.6	4.7	12.0	2.7	1.6	0.9	-9.8	-4.6
Packaging Boards	82.3	64.6	96.4	106.6	349.9	72.0	11.9	73.5	-81.8	75.6
Wood Products	11.4	21.3	10.9	7.5	51.1	-4.0	-2.1	-1.8	-48.4	-56.3
Wood Supply	147.0	3.3	3.1	5.2	158.6	3.1	-10.9	-0.3	-7.2	-15.3
Other	-29.4	-15.9	-20.1	-12.2	-77.6	-30.8	-12.7	-32.8	-30.1	-106.4

Operating Profit excl. Goodwill Amortisation	241.8	80.4	227.4	246.8	796.4	112.7	5.7	106.2	-318.5	-93.9

Goodwill amortisation	-22.7	-21.9	-21.7	-24.0	-90.3	—	—	—	—	—

Operating Profit	219.1	58.5	205.7	222.8	706.1	112.7	5.7	106.2	-318.5	-93.9
Net financial items	-20.3	-26.2	-27.0	-32.5	-106.0	-43.1	-34.6	-25.0	-48.9	-151.6
Associated companies	-2.3	16.7	10.2	14.3	38.9	14.0	17.0	11.8	24.4	67.2

Profit before Tax and Minority Interests	196.5	49.0	188.9	204.6	639.0	83.6	-11.9	93.0	-343.0	-178.3
Income tax expense	214.6	5.0	-56.6	-54.2	108.8	-23.6	3.3	-26.5	98.8	52.0

Net Profit	411.1	54.0	132.3	150.4	747.8	60.0	-8.6	66.5	-244.2	-126.3

19(20)

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	A share	R share	A share	R share	ADRs
October	10.75	10.67	102.50	102.00	12.83
November	11.03	10.89	105.00	104.00	12.84
December	11.46	11.44	108.00	107.50	13.52

Trading Volume	Helsinki		Stockholm		New York
	A share	R share	A share	R share	ADRs
October	3 199 656	75 535 464	197 145	14 949 366	1 909 600
November	38 034	62 667 795	179 670	11 395 489	1 545 100
December	72 197	56 839 488	178 276	17 285 127	1 936 000

Total	3 309 887	195 042 747	555 091	43 629 982	5 390 700

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information
Interim Review for January – March 2006	26 April 2006
Interim Review for January – June 2006	26 July 2006
Interim Review for January – September 2006	26 October 2006

Annual General Meeting	21 March 2006

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

20(20)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel